Exhibit (a)(34)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

ROBERT FREEDMAN	)
)
Plaintiff,	)
v.	)
	)	Civil Action No.
WILLIAM H. RASTETTER; JAY T.	)
FLATLEY; A. BLAINE BOWMAN, DANIEL	)
M. BRADBURY, KARIN EASTHAM; PAUL	)
C. GRINT, GERALD MÖLLER, DAVID R.	)
WALT, ROY WHITFIELD and ILLUMINA,	)
INC.,	)
)
Defendants.	)
)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff, Robert Freedman (“Plaintiff), by and through his counsel, alleges upon information and belief, except for allegations pertaining to Plaintiff, which are based upon personal knowledge, as follows:

NATURE AND SUMMARY OF THE ACTION

1. This is a shareholder class action brought by Plaintiff on behalf of holders of Illumina, Inc. (“Illumina” or the “Company”) stock to prevent the Company from refusing to engage in good faith negotiations in response to a proposal made by drug maker Roche Holdings AG (“Roche”), to acquire all of the shares of Illumina at a premium to its share price (the “Roche Acquisition”).

2. The Roche Acquisition proposal came after several months of fruitless attempts by Roche to engage Illumina’s management and board in meaningful discussions focused on potential value maximizing transactions between the two companies. Roche continued to express its willingness to commence discussions with the Company so that it could enter into a negotiated transaction with Illumina.

3. On January 27, 2012, Roche commenced a tender offer to acquire all outstanding shares of Illumina for $44.50 per share in cash, which represents a 64% premium to the closing price of Illumina on December 21, 2011 – the day before market rumors about a potential transaction between Roche and Illumina drove Illumina’s stock price significantly higher. It further represents a 61% premium over the one-month historical average and a 43% premium over the three-month historical average of Illumina’s share price, both as of December 21, 2011. The deal proposed by Roche would be valued at $5.7 billion. Roche also proposed a slate of board nominees to stand for election at Illumina’s next annual meeting and bylaw amendments to fill the Illumina board with Roche nominees.

4. Illumina’s corporate governance structure makes it difficult for Roche to complete the proposed acquisition at a premium price by appealing directly to Illumina’s public shareholders without the cooperation and approval of the Illumina board. For example, the Company’s certificate of incorporation provides for a board consisting of three classes of directors with staggered three year terms. And, in response to Roche’s offer, Illumina adopted a poison pill rights plan on January 26, 2012. Moreover, Illumina’s board relied upon the advice of Goldman Sachs & Co. (“Goldman Sachs”) in evaluating the Roche Acquisition proposal, even though Goldman Sachs is conflicted.

5. As alleged herein, the board’s failure to engage in good faith discussions with Roche, or to even consider the Roche Acquisition, and the board’s reliance on a conflicted advisor, provides a compelling example of a corporate board acting in direct conflict with the interests of the company’s shareholders to whom they owe fiduciary duties of good faith, fair dealing and due care.

6. Plaintiff seeks declaratory and injunctive relief to compel Illumina’s Board of Directors to fulfill their fiduciary duties to shareholders and to prevent them from seeking to thwart the Roche Acquisition, or any increased offer that Roche or any potential acquiror might be willing to make, through improper means, in breach of their fiduciary duties owed to the Company’s public shareholders. To be clear, Plaintiff does not assert that the Illumina board must or should accept Roche’s current offer. However, in fulfillment of their fiduciary duties to shareholders, the Illumina board should (a) engage in good faith discussions with Roche, and other potential bidders, in order to seek to maximize shareholder value, and (b) not be guided or seek advice from a financial advisor – Goldman Sachs – that has a strong corporate incentive to advise against any combination with Roche or other bidders, as more fully described below.

PARTIES

7. Plaintiff is and was at all times relevant hereto a shareholder of Illumina.

8. Defendant Illumina is incorporated under the laws of the State of Delaware, with its headquarters located at 9885 Towne Centre Drive, San Diego, CA 92121. The Company develops, manufactures, and markets integrated systems for the analysis of genetic variation and biologic function. Using its technologies, the Company provides a line of products and services that serve the sequencing, genotyping and gene expression markets. Illumina’s customers include pharmaceutical, biotechnology, agrichemical, diagnostics, and consumer product companies, as well as research centers. The Company sells its products through distributors worldwide, including in North America, Europe, the Asia-Pacific region, the Middle East and South Africa. The Company’s common stock is listed on the NASDAQ under the symbol “ILMN.”

9. Defendant William H. Rastetter (“Rastetter”) has served as a member of Illumina’s board since 1998 and has been the Chairman of the Board since 2005. He is a member of the Compensation, Audit and Nominating and Corporate Governance Committees. Rastetter is up for reelection in 2012.

10. Defendant Jay T. Flatley (“Flatley”) has been President and Chief Executive Officer of Illumina since 1999, and is also a member of Illumina’s board. Flatley is up for reelection for his board position in 2012.

11. Defendant A. Blaine Bowman (“Bowman”) has served as an Illumina director since 2007. He is also the chairman of the Audit Committee. Bowman is up for reelection in 2012.

12. Defendant Daniel M. Bradbury (“Bradbury”) has served as a member of Illumina’s board since 2004. He is a member of the Audit and Compensation Committees. Bradbury is up for reelection in 2014.

13. Defendant Karin Eastham (“Eastham”) has served as a member of Illumina’s board since 2004. She is the chair of the Nominating and Corporate Governance Committee and a member of the Audit Committee. She is up for reelection in 2012.

14. Defendant Paul C. Grint (“Grint”) has served as an Illumina director since 2005. Grint is a member of the Compensation Committee. He is up for re-election in 2013.

15. Defendant Gerald Möller (“Möller”) has served as an Illumina director since 2010. Möller is the chairman of the Diagnostics Advisory Committee. He is up for reelection in 2013.

16. Defendant David R. Walt (“Walt”), one of the Company’s founders and Chairman of Illumina’s Scientific Advisory Board since 1998 and has served as a director since that time. Walt is a member of the Nominating and Corporate Governance Committee. He is up for reelection in 2014.

17. Defendant Roy Whitfield (“Whitfield”) has served as a director of Illumina since 2007. Whitfield is the Chairman of the Compensation Committee. He is up for reelection in 2014.

18. The defendants identified in ¶¶ 9-17 are referred to herein collectively as the “Director Defendants.” Each of the Illumina Directors was a member of the Board of Directors at all pertinent times and participated in the decisions and conduct challenged herein. By reason of their positions, the Illumina Directors owe fiduciary duties of good faith, fair dealing, due care, loyalty and full and candid disclosure to the Company’s shareholders.

CLASS ACTION ALLEGATIONS

19. Plaintiff brings this action on his own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all holders of Illumina common stock who are being and will be harmed by defendants’ actions described herein (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any defendants.

20. This action is properly maintainable as a class action.

21. The Class is so numerous that joinder of all members is impracticable. The number of shares of Illumina stock outstanding as of October 15, 2011 was 121,439,286.

22. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include the following:

a.	Whether the Director Defendants have breached their fiduciary duties to Plaintiff and other members of the Class in connection with responding to the offers and expressions of interest by Roche to acquire the Company;

b.	Whether the Director Defendants are engaging in self dealing in connection with the offer from Roche for an acquisition transaction;

c.	Whether the Director Defendants have disclosed all material facts in connection with their decision not to consider and respond in good faith to the Roche Acquisition; and

d.	Whether Plaintiff and the other members of the Class would be irreparably damaged if the defendants are not compelled to consider and respond in good faith to the Roche Acquisition.

23. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff will fairly and adequately represent the Class.

24. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class and establish incompatible standards of conduct for the party opposing the Class.

25. Defendants have acted and are about to act on grounds generally applicable to the Class, thereby making appropriate final injunctive relief with respect to the Class as a whole.

FACTUAL BACKGROUND

A. Background

26. Illumina develops, manufactures and markets life science tools and integrated systems for the analysis of genetic variation and function. The Company operates in two segments: the Life Sciences Business unit and the Diagnostics Business unit. Illumina’s broad portfolio of systems, consumables, and analysis tools are designed to simplify genetic analysis. The Company was founded in April 1998, and is headquartered in San Diego, CA.

27. Illumina’s recent financial results have underwhelmed the market sending shares down significantly. On October 6, 2011, Illumina announced disappointing preliminary revenue results for its third quarter 2011 falling far short of expectations and suspended its financial guidance for the full year 2011. Particularly, Illumina said the shortfall was due to uncertain levels of research funding in the United States and Europe. The Company acknowledged that it had experienced purchasing delays for both its instruments and consumables, particularly among large volume centers and that this was expected to continue through at least the fourth quarter. The Company further acknowledged that revenue was being affected by an excess of sequencing capacity in the market — excess capacity the customers were unable to fully utilize. In the wake of the announcement, many of the analysts who covered Illumina downgraded their ratings and drastically lowered their target prices for its stock.

28. Given the revenue challenges Illumina disclosed in October, the Company developed a plan to restructure its business, while taking a charge of approximately $15-$17 million. Results for the fourth quarter of 2011 were directly affected by this restructuring and, as noted by an analyst at JP Morgan, SG&A as a percent of sales decreased nearly 400 basis points sequentially, while R&D decreased 240 basis points. This restructuring confirms that Illumina is attempting to “right-size the ship” in the wake of serious challenges to the industry including significant uncertainly in the level of government funding going forward.

29. Roche is a Swiss pharmaceuticals and diagnostics holding company. It is part of the Roche Group, which operates through subsidiaries and associated companies worldwide. Roche discovers, develops and provides diagnostic and therapeutic products and services including early detection and prevention of diseases to diagnosis, treatment and treatment monitoring. The Company operates in two divisions: Pharmaceuticals and Diagnostics. Roche operates in the United States, Western Europe, Japan, Central and Eastern Europe, Middle East, Africa, Central Asia, Indian Subcontinent, Latin America, Asia-Pacific and other regions.

30. Illumina’s business would give Roche’s Diagnostics unit a leading position in the market for gene sequencing, which can help better identify which patients would benefit from a drug.

B. Roche Seeks Potential Deal with Illumina

31. For several months, Roche has attempted, unsuccessfully, to engage Illumina’s management and board in meaningful discussions regarding potential value maximizing transactions between the two companies.

32. In November 2011, after Roche’s management and board of directors determined that a combination with Illumina would foster growth and create better returns for the shareholders of both companies than each company on its own, Roche began to pursue a business combination with Illumina.

33. On November 1, 2011, Dr. Arthur D. Levinson, a member of Roche’s board of directors, called defendant Rastetter, informing him of Roche’s interest in investing in Illumina and proposing an in-person meeting with Rastetter and Dr. Franz Humer, Roche’s chairman. Rastetter agreed to arrange a meeting.

34. On December 13, 2011, defendants Rastetter and Flatley met with Humer and Levinson. At this meeting, Humer expressed Roche’s interest in acquiring the Company. He stated Roche’s preference was to acquire Illumina on friendly terms. He also indicated that Roche was prepared to negotiate and execute a non-disclosure agreement so that the companies could begin sharing confidential information.

35. The next day the Illumina board held a telephonic meeting to review Roche’s proposal and to discuss Illumina’s corporate takeover defenses. At this point, the board engaged its long-time financial advisor, Goldman Sachs, as its financial advisor. The board also decided to form a Transactions Committee composed of defendants Rastetter, Flatley, Bowman and Bradbury. The members of the Transactions Committee are conflicted – Flatley has an interest in protecting his position and substantial annual compensation and Rastetter, Bowman and Flatley are all up for reelection for membership on the board in 2012.

36. On December 16, 2012, Roche’s counsel provided Illumina’s counsel with a draft of the non-disclosure agreement, which contemplated the exchange of confidential materials and would facilitate the negotiation of a value maximizing transaction.

37. On December 20, 2011, Humer phoned defendant Flatley to discuss Roche’s indication of interest. On that call, Humer reiterated Roche’s desire to pursue an acquisition of Illumina and suggested that Roche would be willing to pay a premium of 50% per share.

38. Days later, on December 22, 2011 Bloomberg announced that Illumina was a potential takeover target for Roche. On that day, Illumina’s shares jumped 7%.

39. The Illumina board held another telephonic meeting the next day to discuss Roche’s proposal and the board’s response. On that call, defendant Flatley raised a potential conflict issue involving Goldman Sachs because Goldman Sachs would be entitled to receive a payment from Illumina for early termination of derivates to which it was a counterparty if a transaction with Roche (or another party) was consummated.

40. As set forth in the Company’s Schedule 14D-9 (“14D-9”), Illumina and Goldman Sachs are counterparties to a derivative transaction. If the current Roche Acquisition proposal is successful, Illumina would be required to pay Goldman Sachs $272.8 million for cancellation of warrants issued in the transaction. However, to hedge its risk in the derivative transaction, Goldman sold short approximately 10.2 million shares of Illumina which would cost Goldman Sachs approximately $454 million to close if the Roche Acquisition proposal is accepted. Based on this, apart from any advisory fees Goldman Sachs might be paid, it appears that Goldman Sachs would suffer a net loss of approximately $181 million if Illumina’s board accepted the Roche proposal or any higher offer that Roche might have made through negotiations.

41. The 14D-9 states that Goldman will “continue to engage in hedging and other market transaction with respect to its position.” The 14D-9 also discusses advisory fees that Goldman Sachs may be paid. Goldman Sachs stands to receive a transaction fee equal to 0.42% of the aggregate consideration paid in a transaction with Roche, less its quarterly advisory fees, which is $2.7 million.

42. For these reasons, Goldman Sachs is not an independent or objective financial advisor to the Company and instead, has a significant interest in preventing any deal with Roche, or other potential bidders, from going through.

43. On January 3, 2012, Humer sent a letter electronically to defendants Rastetter and Flatley setting forth a proposal to acquire Illumina for $40 per share in cash, subject to certain conditions.

44. Defendant Flatley confirmed receipt of Humer’s letter by email and notified Humer that the Illumina board would meet earlier than previously anticipated. In response, Humer emailed Flatley suggesting a meeting between the parties’ respective financial advisors.

45. The Illumina board approved the retention of Goldman Sachs and Merrill, Lynch, Pierce, Fenner & Smith Inc. (“Merrill”) as financial advisors, despite Goldman Sachs’ conflict. Hiring Merrill was intended to manage the “appearance of a conflict” arising from the Goldman Sachs derivative transaction. However, as disclosed in the 14D-9, Merrill has had and will continue to have extensive business dealings with the Company, and Merrill will receive significant advisory fee for advising Illumina.

Therefore, this did not cure the Goldman Sachs actual conflict. On January 6, Illumina advised Roche of the identity of its financial advisors and that its board planned to meet on January 17, 2012 regarding the Roche proposal.

46. On January 9, 2012, Roche’s financial advisors spoke by phone to Goldman, and expressed Roche’s dissatisfaction with the speed of Illumina’s response and the level of Illumina’s engagement in discussions with Roche.

47. Illumina returned a revised draft of the non-disclosure agreement to Roche on January 11, 2012. The revisions included seeking to impose a two-year standstill in exchange for entering the agreement. Roche’s financial advisors rejected the onerous standstill demands made by Illumina on January 13, 2012.

48. On January 15, 2012, the Illumina board held a telephonic meeting to review and discuss the Company’s long-term strategic plan and forecast.

49. The Illumina board met again on January 17, 2012, this time to consider Roche’s proposal. Five members of the board attended in person and the remaining four attended by phone.

50. Illumina formally rejected Roche’s $40 per share offer on January 19, 2012. In an e-mail from Flatley to Humer, Flatley noted that the Illumina board was committed to pursuing its strategic plan and it unanimously rejected the Roche proposal. On the same day, Roche’s financial advisors contacted Goldman Sachs and Merrill, who advised them that they had nothing to add to Flatley’s e-mail.

51. In response, Roche increased its offer to $44.50 per share and said that it would go public with its offer. On January 24, 2012, Roche announced publicly that it had submitted a proposal to Illumina’s board to acquire all of its outstanding shares for

$44.50 in an all-cash transaction. Still unable to engage Illumina in substantive negotiations, Roche announced on January 25, 2012 its intention to go forward with a non-discriminatory offer to purchase all of the outstanding shares of Illumina for $44.50 per share in cash. According to Roche, the tender offer will be financed from Roche’s free cash flow and borrowings from its credit facility. The Roche Proposal represented a premium of 18% over the trading price of Illumina’s shares based on the close price on January 24, 2012, and 64% premium based on Illumina’s market price on December 21, 2011, the day before rumors of Roche’s interest in Illumina became public. Additionally, the Roche Proposal represents a 43% premium to the Company’s three month average as of December 21, 2011. In its public announcement Roche again expressed its willingness to negotiate and expressed hopes that Illumina would engage in discussions with Roche toward a negotiated transaction.

52. On January 27, 2012, Roche’s tender offer commenced. The tender offer is set to expire on February 24, 2012 unless or until it is extended.

53. On January 31, 2012, Roche announced that it had given notice to the Company that it would nominate four candidates for its board and “propose certain other matters for consideration of Illumina’s shareholders at Illumina’s 2012 annual meeting, which, if adopted, would result in Roche-nominated directors comprising a majority of the Illumina board.” Roche also identified five alternate nominees for election to the Company’s board and proposed expanding the size of the board to 11 seats (from 9). The bylaw proposal requires a 2/3 vote of Illumina’s shareholders.

54. In connection with these proposals, Roche’s CEO, Severin Schwan, stated: “[o]ur proposed slate of directors is composed of well-qualified and distinguished executives who we believe, if elected, will act in the best interest of Illumina’s shareholders. We believe that the proposed directors will carefully review the value represented by Roche’s offer and ensure that Illumina acts in the best interests of its shareholders.” Schwan reiterated Roche’s willingness to engage in negotiations with Illumina, stating “[a]lthough we are taking this step, our strong preference remains to engage in a constructive dialogue with Illumina to jointly develop an optimal strategy for maximizing value for Illumina shareholders and our combined business. Despite our repeated attempts, Illumina has been unwilling to participate in substantive discussions regarding a negotiated transaction.”

55. In response, on January 31, 2012, the Illumina board issued a statement saying: “[o]ur highly qualified Board will continue to act independently and in the best interest of the stockholders.”

56. The Illumina board announced on February 7, 2012 that it had unanimously rejected the Roche Acquisition. The Company filed the 14D-9 on the same day, recommending that shareholders not tender their shares. The reasons listed for the board’s recommendation that shareholders not tender are: (a) the tender offer is “grossly inadequate and dramatically undervalues Illumina’s industry-leading position and growth opportunities”; (2) the timing of Roche’s tender offer “is blatantly opportunistic and does not reflect Illumina’s strong platform of new products and pipeline;” (3) the tender offer “fails to capture Illumina’s value as an enabler of personalized healthcare;” (4) “Roche’s tactics seek to disadvantage Illumina’s stockholders;” (5) the tender offer “values Illumina at a price below recent trading levels;” (6) the Tender Offer’s “conditions create significant uncertainty and risk;” and (7) “Illumina has received inadequacy opinions from its financial advisors.”

57. The 14D-9 omits material information regarding the board’s review of the Roche proposal. For example, the 14D-9 notes that one of the reasons for its rejection of the Roche Acquisition proposal is the inadequacy opinions of its financial advisors, yet the 14D-9 only discloses the standard opinion letter and not any of the underlying valuations relied upon by the bankers in forming their opinions. The board also indicates that it was moving forward with its strategic plans yet it fails to disclose any of the details of its stand-alone plan. Without this information, shareholders cannot make an informed decision on whether or not to tender their shares.

58. Since the public announcement of Roche’s Acquisition proposal, Illumina’s shares, by and large, have been trading above the tender offer price, indicating that the market believes there is more value to be extracted for shareholders from Roche or another potential bidder. However, because the board has refused to engage in good faith and meaningful negotiations, and has adopted a poison pill and other defensive measures, it is unlikely additional value will be realized.

C. The Poison Pill and Other Defensive Mechanisms

59. The Illumina board adopted, without shareholder consent, the Illumina, Inc. and Computershare Trust Company, N.A. Rights Agreement dated January 26, 2012 (the “Poison Pill”). In this context, the term of the Poison Pill is unreasonably long – it is set to expire in five years. The Poison Pill significantly increases the price that a person or entity would have to pay to complete an acquisition of the Company. Therefore, the effect of the Poison Pill is to cause substantial dilution to a person or entity attempting a hostile takeover of the Company. The terms of the Poison Pill prevent a stockholder from acquiring over 15% of Illumina stock without the approval of Illumina’s board.

60. Under the Poison Pill, the holder of each share of Illumina common stock outstanding as of the close of business on February 6, 2012 would receive a dividend of one preferred share purchase right (a “Right”). If the Poison Pill is triggered, the holders of the Rights, excluding parties that have acquired an ownership position exceeding 15%, will be entitled to purchase shares of Illumina stock having twice the value of the Right’s then-current exercise price.

61. The Company has adopted poison pills in the past. Indeed, in April 2011 a poison pill in place for 10 years expired. Notably, at that time, the board determined not to extend the rights agreement. But the board has now adopted an unreasonably long Poison Pill directly in response and as a defense to the Roche Acquisition.

62. Moreover, the Company’s founding documents allow the board to take defensive measures. As set forth in the certificate of incorporation, Illumina has a staggered board with three classes of directors each serving three year terms. The number of directors is established by the Company’s bylaws. A 2/3 vote of shareholders at an annual meeting can alter the number of directors. The certificate of incorporation, however, allows the board unlimited power to alter the Company’s bylaws. This, therefore, gives the incumbent board the ability to counteract the efforts of shareholders to alter the board’s structure or the number of members.

63. Another defensive mechanism is the fact that the Company has not opted out of 8 Del. Ch. §203. Under this provision, if a person acquires 15% or more of a corporation’s voting stock, that person may not engage in a “business combination” with the corporation for a three year period unless certain conditions are met:

i.	prior to the 15% acquisition, the board has either approved the business combination or the share acquisition resulting in the stockholder becoming an interested stockholder;

ii.	the interested stockholder acquires 85% of the corporation’s voting stock in the same transaction in which it acquires 15% ownership; or

iii.	at or subsequent to the 15% acquisition, the business combination is approved by the board of directors of the corporation and authorized by an annual or special meeting of the stockholders (and not by written consent), by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

64. Therefore, these defensive mechanisms will likely get in the way of Roche’s willingness to increase the offer price to acquire stock held by public shareholders, and it will also get in the way of other potential bidders emerging for the Company.

65. A fully negotiated transaction with Roche, or another acquiror, would maximize shareholder value and deliver more value than a hostile takeover. The board cannot, in good faith, evaluate Roche’s proposal without conducting meaningful discussions and negotiations. Therefore, consistent with their fiduciary duties and authority of the DGCL, the board cannot simply refuse to engage with Roche, relying on the Poison Pill that has now been put in place and the protection afforded by the staggered board structure and DGCL §203.

66. Accordingly, the board’s defensive actions are unreasonable under the circumstances. A negotiated transaction, with Roche or another bona fide acquiror, would maximize shareholder value.

67. The Director Defendants owe fiduciary duties to Illumina’s public shareholders in accordance with its Certificate of Incorporation. The Director Defendants, therefore, cannot use the Poison Pill and/or any other defensive mechanism to derive an improper benefit or in a manner inconsistent with their fiduciary duties. In refusing to engage in good faith negotiations with Roche regarding is acquisition proposal and its prior offers or alternatives, especially at a time when the Company’s fourth quarter and full-year results evidenced continued poor performance, the Director Defendants are not acting in good faith and are putting their interests ahead of the interests of Illumina’s shareholders.

68. Plaintiff and other Class members are immediately threatened by the acts and transactions complained of herein, which have caused and will cause irreparable injury to them. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the other members of the Class.

69. Plaintiff and the other members of the Class have no adequate remedy at law.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties Against All Director Defendants

70. Plaintiff repeats and reaffirms each allegation set forth herein.

71. The Director Defendants owe fiduciary duties of care and loyalty to Illumina and its shareholders by virtue of their positions as directors of the Company. This requires the Director Defendants to consider all shareholder value maximizing transactions in good faith; and base material decisions on non-conflicted advisors, adequate information and deliberation consistent with their duties of loyalty and care.

72. By the acts, transactions and courses of conduct alleged herein, the Director Defendants have breached their fiduciary duties of loyalty and care owed to the shareholders of Illumina by, inter alia, failing to give adequate consideration to the Roche proposal, without regard to the fairness of the proposal to Illuminas’s shareholders, or even engage in good faith negotiations with Roche, and retaining a financial advisor that suffers from an actual conflict with respect to the Roche proposal. Unless enjoined, the indefinite continuation of the Director Defendants’ conduct will constitute an unreasonable and disproportionate response to the Roche’s uncoercive offer.

73. The Director Defendants are also obligated to disclose all material information to Illumina’s shareholders in connection with their solicitation of shareholder action. The Director Defendants have and will solicit shareholders to vote against the Roche Acquisition, Roche’s proposed nominees and its bylaw proposal. The Director Defendants have failed to disclose material information regarding the Board’s position on the Roche Acquisition, the bases for those conclusions and its view regarding the value of Illumina in a sale or on a standalone basis.

74. Unless enjoined by this Court, the Director Defendants will continue to breach their fiduciary duties and violate Delaware law to the detriment of Illumina and its shareholders.

75. As a result of defendants’ actions, Plaintiff and the Class have been harmed.

76. Plaintiff and members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from immediate and irreparable injury which defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff, on behalf of himself and other shareholders of Illumina, demands judgment as follows:

A. Declaring this action properly maintainable as a class action;

B. Ordering the Director Defendants to affirmatively fulfill their fiduciary duties to Plaintiff and the other members of the Class by acting to undertake an appropriate evaluation of alternatives to maximize value for Illumina’s public shareholders including, but not limited to the Roche Acquistion;

C. Preliminary and permanently enjoining the Director Directors from entering into any contractual agreements that inhibit their ability to maximize shareholder value or from initiating unwarranted defensive measures, which may render the acquisition of the Company more burdensome or expensive for a potential acquirer;

D. Enjoining the Director Defendants from taking any further action designed to frustrate any potential transaction that would maximize shareholder value including the Roche Acquisition or an open auction, including but not limited to continuing to seek or obtain advice from Goldman Sachs, which has an actual conflict with respect to the proposed Roche Acquisition;

E. Requiring defendants to disclose accurately all material information to shareholders in connection with the Roche Acquisition;

F. Ordering the Director Defendants, jointly and severally, to account to Plaintiff and the other members of the Class for all damages suffered and to be suffered by them as a result of the wrongs complained of herein, including pre-and post-judgment interest;

G. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ fees and experts’ fees and pre- and post-judgment interest; and

H. Granting such other and further relief as this Court may deem just and equitable.

ROSENTHAL, MONHAIT & GODDESS, P.A.

/s/ P. Bradford deLeeuw
Carmella P. Keener (Del. Bar No. 2810) P. Bradford deLeeuw (Del. Bar No. 3569) 919 North Market Street, Suite 1401 Wilmington, Delaware 19801 (302) 656-4433

OF COUNSEL:

Jeffrey W. Golan

Julie B. Palley

BARRACK, RODOS & BACINE

3300 Two Commerce Square

2001 Market Street Philadelphia,

PA 19130 (215) 963-0600

Attorneys for Plaintiff

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